SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

EVINE Live Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

300487105
(CUSIP Number)

January 18, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 300487105

1		Name of Reporting Person: Thomas J. Hilfiger
2		Check the Appropriate Box if a Member of a Group	(a) ☐
			(b) ☐
3		SEC Use Only
4	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	4,051,389
	6	Shared Voting Power	0
	7	Sole Dispositive Power	4,051,389
	8	Shared Dispositive Power	0
9		Aggregate Amount Beneficially Owned by Each Reporting Person	4,051,389
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent of Class Represented by Amount in Row (9)	6.0%
12		Type of Reporting Person	IN

CUSIP NO. 300487105

1		Name of Reporting Person: Star Branding Investment Group, LLC
2		Check the Appropriate Box if a Member of a Group	(a) ☐
			(b) ☐
3		SEC Use Only
4	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	4,001,389
	6	Shared Voting Power	0
	7	Sole Dispositive Power	4,001,389
	8	Shared Dispositive Power	0
9		Aggregate Amount Beneficially Owned by Each Reporting Person	4,001,389
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent of Class Represented by Amount in Row (9)	6.0%
12		Type of Reporting Person	OO

CUSIP NO. 300487105

1		Name of Reporting Person: TH Media Partners, LLC
2		Check the Appropriate Box if a Member of a Group	(a) ☐
			(b) ☐
3		SEC Use Only
4	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	4,001,389
	6	Shared Voting Power	0
	7	Sole Dispositive Power	4,001,389
	8	Shared Dispositive Power	0
9		Aggregate Amount Beneficially Owned by Each Reporting Person	4,001,389
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent of Class Represented by Amount in Row (9)	6.0%
12		Type of Reporting Person	OO

Item 1(a).	Name of issuer: EVINE Live Inc.

Item 1(b).	Address of issuer’s principal executive offices:

6740 Shady Oak Road
Eden Prairie, MN 55344

Item 2(a).	Names of persons filing:

Thomas J. Hilfiger
Star Branding Investment Group, LLC
TH Media Partners, LLC

Item 2(b).	Address or principal business office or, if none, residence:

The principal business office for each of Thomas J. Hilfiger, Star Branding Investment Group, LLC and TH Media Partners, LLC is:

725 Fifth Avenue, 23rd Floor
New York, NY 10022

Item 2(c).	Citizenship:

Thomas J. Hilfiger is a United States citizen.

Each of Star Branding Investment Group, LLC and TH Media Partners, LLC is a Delaware limited liability company.

Item 2(d).	Title of class of securities: Common Stock, par value $0.01 per share

Item 2(e).	CUSIP number: 300487105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership:

The percent of class provided for each reporting person below is based on 65,186,738 outstanding shares of common stock of EVINE Live Inc., as reported in EVINE Live Inc.’s Current Report on Form 8-K filed on January 26, 2017, and 2,017,262 shares of common stock that are deemed to be outstanding because they are issuable upon the exercise of a warrant and option granted to TH Media Partners, LLC.

1.	Thomas J. Hilfiger

a.	Amount beneficially owned: 4,051,389

b.	Percent of class: 6.0%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 4,051,389

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 4,051,389

iv.	Shared power to dispose or to direct the disposition of: 0

2.	Star Branding Investment Group, LLC

a.	Amount beneficially owned: 4,001,389

b.	Percent of class: 6.0%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 4,001,389

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 4,001,389

iv.	Shared power to dispose or to direct the disposition of: 0

3.	TH Media Partners, LLC

a.	Amount beneficially owned: 4,001,389

b.	Percent of class: 6.0%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 4,001,389

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 4,001,389

iv.	Shared power to dispose or to direct the disposition of: 0

TH Media Partners, LLC beneficially owns 4,001,389 shares of common stock of EVINE Live Inc. Star Branding Investment Group, LLC is the manager of TH Media Partners, LLC. Thomas J. Hilfiger is the controlling member of Star Branding Investment Group, LLC. The reporting persons other than TH Media Partners, LLC may be deemed to beneficially own shares of common stock of EVINE Live Inc. owned directly by TH Media Partners, LLC.

Item 5.	Ownership of five percent or less of a class: Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: January 30, 2017	THOMAS j. HILFIGER

/s/ Thomas J. Hilfiger

star branding investment group, llc

	By:	/s/ Joseph Lamastra
	Name:	Joseph Lamastra
	Title:	President and CEO

TH MEDIA PARTNERS, LLC

By: Star Branding Investment Group, LLC, its Manager

	By:	/s/ Joseph Lamastra
	Name:	Joseph Lamastra
	Title:	President and CEO

[Signature Page – Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement